Filed by Athene Holding Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd; Apollo Global Management, Inc.; Tango Holdings, Inc.

(Commission File No. 001-37963)

Additional Information Regarding the Transaction and Where to Find It

This document is being made in respect of the proposed transaction involving Tango Holdings, Inc. (“HoldCo”), Apollo Global Management, Inc. (“AGM”), and Athene Holding Ltd. (the “Company”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of the Company for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive proxy statement, which will be mailed to the stockholders of AGM and the shareholders of the Company. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND THE COMPANY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s website located at http://www.athene.com or by contacting the Company’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, the Company, and HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of the Company, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive proxy statements and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This document is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Company Safe Harbor for Forward-Looking Statements

This document contains, and certain oral statements made by the Company’s representatives from time to time may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the Company’s management and the management of the Company’s subsidiaries.

Generally, forward-looking statements include actions, events, results, strategies and expectations and are often identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Forward looking statements within this document include, but are not limited to, statements regarding: the consummation of the proposed merger and the benefits to be derived therefrom; the future financial performance and growth prospects of the combined entity; the market environment in which the combined entity will operate; future capital allocation decisions, including the expected payment of dividends; the structure, governance and operation of the company post-merger; and the tax treatment of the proposed transaction. Factors that could cause actual results, events and developments to differ include, without limitation: the Company’s failure to obtain approval of the proposed transaction by its shareholders or regulators; the Company’s failure to recognize the benefits expected to be derived from the proposed transaction; unanticipated difficulties or expenditures relating to the proposed transaction; disruptions of the Company’s current plans, operations and relationships with customers, suppliers and other business partners caused by the announcement and pendency of the proposed transaction; legal proceedings, including those that may be instituted against the Company, the Company’s board of directors or special committee, the Company’s executive officers and others following announcement of the proposed transaction; the accuracy of the Company’s assumptions and estimates; the Company’s ability to maintain or improve financial strength ratings; the Company’s ability to manage its business in a highly regulated industry; regulatory changes or actions; the impact of the Company’s reinsurers failing to meet their assumed obligations; the impact of interest rate fluctuations; changes in the federal income tax laws and regulations; the accuracy of the Company’s interpretation of the Tax Cuts and Jobs Act, litigation (including class action litigation), enforcement investigations or regulatory scrutiny; the performance of third parties; the loss of key personnel; telecommunication, information technology and other operational systems failures; the continued availability of capital; new accounting rules or changes to existing accounting rules; general economic conditions; the Company’s ability to protect its intellectual property; the ability to maintain or obtain approval of the Delaware Department of Insurance, the Iowa Insurance Division and other regulatory authorities as required for the Company’s operations; and other factors discussed from time to time in the Company’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2020, which can be found at the SEC’s website www.sec.gov.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. The Company does not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

The contents of any website referenced in this document are not incorporated by reference.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

Apollo and Athene to Merge in All-Stock Transaction

Company Participants

•	James Belardi, Chief Executive Officer, Chief Investment Officer, and Co-founder

•	Marc Rowan, Co-Founder and Senior Managing Director

•	Martin Kelly, Chief Financial Officer and Co-Chief Operating Officer

•	Peter Mintzberg, Head of Investor Relations

Other Participants

•	Alexander Blostein, Analyst

•	Erik Bass, Analyst

•	Glenn Schorr, Analyst

Presentation

Operator

Good morning. My name is Kevin and I’ll be your conference operator today. At this time, I’d like to welcome everyone to the Joint Conference Call hosted by members of senior management from Apollo Global Management and Athene Holding. All participant lines have been placed in listen-only mode to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions)

Thank you. I will now turn the call over to Peter Mintzberg, Head of Investor Relations for Apollo Global Management. Please go ahead.

Peter Mintzberg {BIO 22032830 <GO>}

Good morning. On behalf of Noah Gunn and me, we’d like to thank you all for joining us for this morning’s call to discuss the merger between Apollo and Athene that was announced earlier this morning. We have members of senior management from both companies on the call. From Apollo, we have Marc Rowan, Co-Founder; and Martin Kelly; CFO and Co-COO. From Athene, we have Jim Belardi, Chairman and CEO; and Martin Klein, CFO.

A news release, presentation and 8-K filings addressing the transaction are available on both companies’ website. As a reminder, this call may include forward-looking statements and projections, which do not guarantee future events or performance. We do not revise or update such statements to reflect new information, subsequent events or changes in strategy. Please refer to each company’s respective quarterly and annual reports and    other SEC filings for a discussion of the factors that could cause actual results to differ materially from those expressed or implied.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

We may discuss certain non-GAAP measures on this call, which we believe are relevant in assessing the financial performance of each company’s business. Reconciliations of these non-GAAP measures can be found in each company’s respective quarterly earning materials. Our press release, Investor Relations websites contain important information that is and will be available to investors relating to the proposed merger and the interests of our directors, officers and employees, who may participate in the solicitation of proxies from shareholders. We will begin the call with remarks from Jim Belardi, Marc Rowan and Martin Kelly before we open up the line for any of your questions.

With that, I will now turn the call over to Jim.

James Belardi {BIO 16440022 <GO>}

Thanks, Peter. Good morning and thanks to everyone for joining us this morning. We’re very excited to jointly announce a strategic transaction that benefit shareholders of both companies and positions both franchises for accelerated growth. Before we expand upon the transaction rationale and explain some of the strategic benefits we see, I’d like to provide some context around the successful plan we’ve traveled to date past we — we’ve traveled to date.

As many of you know, we have had a longstanding strategic partnership with Apollo since Athene was formed in 2009. And our special relationship has grown to be broader, deeper and more aligned over time. We modeled Athene after my very successful alma mater company SunAmerica with one important caveat. We would not only model Athene’s target demographics, business focus, liability origination activities and return discipline after SunAmerica, but we would also partner with a best-in-class asset manager to create value on both sides of the balance sheet.

Over more than a decade, Apollo has delivered the offer within Athene’s investment portfolio and provided significant additional support along the way. The value Apollo provides goes way beyond that of any other traditional client asset manager relationships I’ve ever seen. As partners, we have accomplished many first together. We have executed innovative inorganic transactions, we’ve invested in new companies and new origination platforms together and we’ve supplied capital to an industry that’s in the process of going through a significant long-term restructuring.

Today, Athene is a preeminent platform in the retirement services industry with market leadership across all our organic and inorganic business channels. Despite the pandemic unfolding over the past year, we generated record growth underwritten to near record returns during that time and our platform has tremendous momentum. Despite all our success and the numerous competitive advantages we possess, it is clear and rather unfortunate that Athene has received diminishing recognition from public equity markets. Over time as a public company, we have digested feedback from the investment community, including many of you and acted on initiatives we believed could help unlock Athene’s value. Today, we are confident the path forward offered by this transaction is the natural appropriate and logical next step. We are energized to fully align with Apollo to create one large-scale enterprise which is stronger, more credit-worthy and more capable together than we would be separately.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

Athene has been and will remain a tremendous success story, one which has delivered compound annual growth in book value per share of 16% since inception in 2009, nearly three times the rate of companies grouped in the same sector. Two of the primary drivers of our outperformance are assets and capital. With Apollo’s differentiated capabilities at our service, we consistently outperform in managing the asset side of our balance sheet. This helps us to generate more spread than others, resulting in more profitability for shareholders.

Excess capital is another crucial ingredient to our continued success. Being opportunistic with shareholder capital has resulted in sustained deployment at high returns. These drivers will remain intact post merger and as such, we will continue delivering profitable compounding growth for many years to come. Importantly, we have never lost sight of the fact that we serve hundreds of thousands of an individual retirees seeking greater    financial security as well as many institutions and their constituents in managing long-term liabilities. Nothing about today’s merger will alter our focus or mission in this regard. We provide an important service to the marketplace and we expect our role will only expand given the strategic benefits this transaction provides.

Now I’d like to turn the call over to my long-term, long time partner, Marc Rowan, to walk you through the transaction and our shared rationale.

Marc Rowan {BIO 1457142 <GO>}

Thanks, Jim. Appreciate that. And I too echo that this has been an unbelievable partnership and use many of the words that I like to. We did a lot of things first. We were pioneering, we were innovative and what we are doing by putting these two companies together through merger is also pioneering and innovative. No one has done what we are doing. No ones model looks like our model. Yes, there are elements of SunAmerica. Yes, there are elements of Berkshire Hathaway. By the way, both companies that I would be more than happy to be group with, but we are doing something in our own way with our own strategy and with our own rationale.

Today there is a lot of news and I thought what I would do on Page 6 is really to    summarize what I think is important out of this and then walk through the industrial logic. The first transaction is the one that Jim spoke about. It’s the merger of Apollo and Athene through all stock in a tax-free transaction. The second one, which is just as consequential, is Apollo’s plan to convert to a Full C-Corp, One Share, One Vote, remove the private partnership remnants of governance and transition toward a transparent, diverse, best-in- class governance making us eligible for broader index inclusion. This transaction is strategic, it is accretive unlike any other transaction I have seen and gives us a lot of benefits at very, very low execution risk given how much and how well — how much time we’ve spent together and how well we know each other.

As I move on to Page 7, I’ll put myself in the stockholder mode for a second and really reflect not Jim did it for Athene, but I’ll give a few from the Apollo point of view. Currently, we have a $2.5 billion asset on our balance sheet that generates no earnings and that’s    our stake in Athene. This is a result of accounting history and an accounting nuance and    so we are buying the other approximately 70% of Athene that we don’t own through merger, yet we get 100% of the benefit of consolidation. Martin Kelly will outline that for you and will show you how accretive this is.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

A number of you in the past have focused on what you have seen as a point of instability, how dependent Apollo is on Athene and how dependent Athene is on Apollo. Rather than dependency, I view that historically as a source of strength. Athene, as you know, is roughly 40% of Apollo’s AUM and generates 30% of our FRE revenue, whatever concern people might have had about contract instability, is now fully aligned. I have heard about our complexity of structure and our complexity of governance. We are moving to a simple structure with best-in-class governance.

Athene has had many of the same issues. 100% of Athene’s assets are managed by Apollo, that has been very beneficial, but it’s also highly unusual. Now — that is now becoming fully aligned. There has been concern on the Athene’s side about mixed agendas, about Apollo’s benefit of growth versus Athene’s desire for profitability. While that has been to everyone’s benefit thus far, that concern has remained, that is now fully aligned and Athene has been sub $10 billion market cap and has not paid a dividend and they are now part of a larger liquid dividend paying entity.

Let me switch from the deal and talk about the why. If I were to try to summarize this in one point, this is about excess return, something that is very difficult to find in today’s marketplace and harnessing Apollo’s ability to generate this excess return at every point across the risk-reward spectrum. This is about excess return in yield, in hybrid or in between opportunities and in our opportunistic businesses like private equity and the like. And we do this for the benefit, not just our insurance clients, but our asset management clients.

On Page 9, I’ll pick up on Athene that Jim has already touched on. Both Apollo and Athene are growth companies. On Apollo, you’ve seen that in our AUM, you’ve seen it on our fee related earnings and you’ve seen just a strong growth from Athene. And if you look down at their operating earnings, you see just a strong growth in operating earnings. For those are in our analyst community who historically have followed asset managers, if we were to strip away some of the noise of alternative mark-to-markets, you would see just a steady increase in operating earnings for Athene as you have for Apollo and this is something we will explicate over the next year as we prepare to become one.

If I move on to 10, we are fortunate, not just to be growth businesses, but to have an industry and a demographic backdrop that is powering both our businesses and pulling us ahead. We benefit from aging of population, we benefit from people’s need from income and low rates, we benefit from generational wealth transfer. And the more of the debt and the equity markets become indexed, essentially sources of beta, the more we benefit from providing alpha.

We both provide a product that is in high demand. In Athene’s case, it’s guaranteed income which it provides to retirees directly. And in Apollo’s case, it is income across the yield hybrid and opportunistic spectrum and we provide that indirectly to retirees, either by providing product to Athene or to our limited partners, sovereign wealth fund, corporate pension and other types of clients. We are fortunate again to be in growth businesses, but equally as fortunate to be in businesses and an industry where demographics and trends are pulling us forward.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

11 gives me an opportunity to really talk about my view and I know, our organizations view of our industry. So much of our industry in the asset management side has focused on AUM. AUM is a convenient shorthand, but AUM can be deceiving. The limit on our growth — and I said our, it’s not just Apollo’s growth, it’s Athene’s growth. It’s not the ability to source capital or liabilities. The limit on our growth is the ability to source excess return across the risk-reward spectrum. This merger creates an unbelievable capital and alignment set to enable us to continue to scale the origination and rationalize the ownership of that which we have already built.

The chart on Page 11 really outlines what we have put together over the past five years. These are all the so-called origination engines that power our business. The origination of product, whether it’s yield product, hybrid product or opportunistic product, allows us to escape the indexation of public markets and the wall of money that is fighting for return because origination provides excess return at every point along the risk-reward spectrum. We are over the past few years have done $100 billion of origination out of the platform and we will continue to grow and scale this business as one of our key differentiators and key sources of excess return.

Moving on to Page 12. Some in our industry — the asset management industry have looked at what we have done with Athene and Athora and have decided to become investors in the insurance business. I assure you that this merger is not an investment in the insurance business, nor is an attempt to build a conglomerate. This is one integrated business. And if I describe how this business operates, from an investment point of view, excess return is what powers the entire system. You can see from an Apollo AUM point of view, our $455 billion, most of it is in yield, second largest business is opportunistic and third is hybrid.

Every asset that makes sense for an institutional platform like ours, should have a home. It is not capital, it is not liabilities, it is not anything else other than the availability of good investments that limit our growth. Anything that comes through our system, has five different homes. It can go onto an insurance company balance sheet. It can go to our LPs and strategic accounts. It can go to our public vehicles and increasingly can go through capital markets and syndication and retail.

Just a note on retail and platforms. Looking at Apollo and Athene together, last year circa $27 billion of organic business and I expect that only to go up from here. Let me belabor the point here for a second because it is not as straightforward as simply five separate channels, but to give you a sense of just how the relationship with Athene powers the rest of the business. At Athene’s inception, more than a decade ago, $2.5 billion of capital from our limited partners and strategic accounts is what launched Athene. Every limited partner or strategic account has made between two times and four times their money and has fully exited and that experience has led them to invest in Athora and Catalina and the other opportunities that we have provided off our platform.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

Athene’s need for yield led to the creation and scaling of MidCap. MidCap is our small and medium enterprise loan origination platform. Yes, Athene got what it needed in terms of yield, but our LP and strategic account investors own 70% of MidCap and also have access to yield. Athene wanted an opportunity for a capital pool to facilitate on demand capital and acquisition that led to the creation of ADIP, which is 100% provided by our LP and strategic accounts.

Athene was useful and interested in buying GE’s infrastructure business, which found in the core of our infrastructure, found in infrastructure effort, which again now is important to our LP’s strategic accounts and the other platforms across and I could go on and on with this. This is not an investment in insurance business, this is not an attempt to increase the AUM and this is not a conglomerate. This is a natural outgrowth of two very close partners who have been aligned through 35% ownership and now will become fully aligned.

We move to 13 and this will tie a number of things together. It starts with our belief that what’s scarce in this market are yielding assets that offer good risk rewards. And therefore what the merger will also allow us to do, is to derive more assets and more value from the assets we originate. This is particularly true in the yield business and less so in the opportunistic business. But let me give you an example. In a traditional asset management business, $100 million of yielding assets would probably command a 1% fee or $1 million. Taking it to the extreme where all of this were allocated to the insurance balance sheet, which it is not as I’ve just said, it is shared with the other channels. That same $100 million of yielding assets Athene would pair with $300 million of market available beta assets, think of these as high-grade corporates, for a $400 million pool, that would provide about $1.8 million of revenue versus the $1 million, just from that same $100 million of yielding assets.

As important, and in fact more important, it also creates another interesting investment opportunity because what’s short supply in the insurance industry is safe risk-reward yielding assets. So Athene gets to employ roughly 8% capital against that $400 million or 32% [ph] and for the past decade has produced a 15% cash-on-cash return for another $4.8 million. So out of that same $100 million of yielding assets, which is what’s in short supply, we’re producing more than six times the economics of a traditional asset manager.

And if you step back and think about the two things that this really does for our business; one, we should grow AUM, not because we want to grow AUM but as the reward for finding interesting yielding assets. We are also better aligned. When you are a co- investor, whether you’re a limited partner, a public vehicle, a retail product or otherwise, you know that we are not simply an asset manager with a small skim. We are side-by-side with you and we own a third half, 40%, whatever the case maybe in the specific situation of the assets and I think more and more you’ll hear on the word alignment as we speak to our asset management clients and I think it will become a competitive advantage to be so aligned.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

Away from the base business on Page 14, I want to remind you that both companies still have plenty of white space in their business. We will spend a lot of time over this year as you get to learn more and more of the story. But those who have followed Apollo, understand the series of opportunities that we are pursuing and those who have followed Athene also understand what their opportunity set is. We will not run out of white space anytime soon.

Moving on to 15. We are also going to get a lot of our day back and I mean Jim Belardi and myself along with the rest of the senior people in the organization. This transaction simplifies our regulatory profile. It should be a credit positive across the Board in addition to giving us a simpler corporate structure and greater float and share liquidity.

On 16, many mergers are associated with risk of execution. And I want to repeat what Jim has already said, this transaction is about coordination, not consolidation. There is no plan to consolidate the businesses. There is no need to consolidate the businesses. The same people who are running the businesses, the same processes by which we run the business, the same focus which we run the business will continue and we all know each other very, very well.

Finally for me, I want to talk about the employees and our vision. On a combined basis, we both have a vision and that vision starts with protecting the livelihood of retirees. Jim said it best when he reminded us that they serve individual policyholders and our leadership team reminds our employee base every day that we are fiduciary managers for retirees. Said that way, it’s very humbling. But this is what we do. Culture, we both are high performance cultures. We will continue to maintain our separate cultures. Apollo will do what it does very well, Athene will do what it does very well and we will get the benefits from coordination, not from consolidation. There is little to be derived from cost cutting here and much to be derived by simply doing things smarter. We are both growth companies. We come at this with a growth mentality. And that’s what this transaction is about.

With that, it’s my pleasure to turn it over to Martin Kelly.

Martin Kelly {BIO 15261625 <GO>}

Great. Thanks, Marc, and good morning, everyone. Let me move on and describe some of the financial impacts of the transaction and I’ll refer firstly to Page 18. This lays out the financial logic for the transaction in the context of our 2020 earnings separately on — and on a pro forma basis. And there’s really two important components here. Firstly, we are purchasing the earnings stream and we’re seeing about a seven times multiple on 2021 estimates. And secondly, we are including the earnings on our existing 27% stake that we don’t include in our earnings today.

And so today, as Marc referenced, we own shares in Apollo with a market value of approximately $2.5 billion. We don’t include any of our proportionate share of those earnings in our earnings because we don’t equity account for our investment. In 2020, that ownership interest represented $0.68 per share of earnings and that would have been a 34% accretion to Apollo’s 2020 numbers. The remaining 73%, after including the transaction premium, creates a further $0.71 of accretion on 2020 numbers. So combined across both companies and applied to 2020 earnings, we would have reported $3.41 per share, which is 68% accretive including in that the issuance of shares at the exchange rate that we’ve announced this morning.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

So — and then in terms of prospectively, the combined earnings, we would expect to be neutral to positive. There is some puts and takes in that. There is some tax dilution, which I’ll cover in a few moments. We would expect some favorable purchase accounting impacts, net-net we expect it to be neutral to positive on combined after-tax earnings.

So on ratings on Page 19, we expect the merger to be viewed as credit positive. It’s a stock-for-stock transaction with capital accumulation relative to today. Today, Apollo’s senior debt ratings are A and A minus from Fitch and S&P respectively. And Athene’s financial strength ratings at the insurance subsidiaries are A from all three agencies, S&P, Fitch and AM Best.

And so the benefits of a merger from a credit perspective, many of the same points. Firstly, simpler regulatory profile increase alignment around the fee contracts and potential conflicts. Secondly, an enhanced credit profile, a significant capital accumulation and untapped debt capacity, diversification of earnings of two large steady income streams in Apollo’s FRE and Athene’s operating earnings. Thirdly, greater float, the market cap of around about $30 billion. We’d expect greater liquidity and trading efficiency in our stock. And then the corporate structure, One Share, One Vote, majority independent vote creates a simple structure and a very strong governance structure.

On taxes, two points. Firstly, on Page 20. First, the merger is intended to qualify as tax free under U.S. tax code for both Apollo and the same common shareholders. The existing shareholders will exchange shares into New TopCo shares and the basis and the attributes will carry over from current to New TopCo [ph] shares. The holding period will cover — will also carry over. And then distributions from the New TopCo, we would generally expected to be treated as qualified dividends and taxes dividends for U.S. tax base.

In terms of the pro-forma tax profile of the Company, we would expect a mid to high teens effective tax rate across the Company after the transaction closes. And I’m on Page 21 now. Today, Apollo has a mid to high teens tax rates on a fully diluted basis, that’s after the conversion from a PTP to a C-Corp which we executed about 18 months ago. And as a reminder, post conversion from the PTP, all of the sources of our income taxed similarly and so earnings mix is not an impact on the tax rate as it used to be. And as a reference point, our fully diluted cash tax rate in 2020 was 16%.

Athene’s tax rate is approximately 10% using 2020 as a reference point. The rate was 12%. We do expect some tax dilution through a change in Athene’s tax (inaudible) Bermuda to the U.S. And however, while we won’t be more specific on today’s call, we do expect the tax rate on new organic and inorganic business flows originated by Athene after the transaction to be generally lower than the corresponding rate for Athene’s competitors. So combining all of these components, Apollo’s FRE, Apollo’s incentive earnings and Athene’s operating earnings, blended we would expect mid to high teens tax rate after the transaction closes.

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

And then lastly on Page 22, just to recap, both businesses generate significant earnings, they’re both growing, you saw the growth rates, you’re familiar with them. We expect the combination of two undervalued businesses and unrecognized earnings (Technical Difficulty) close to 70% accretion applied to 2020 earnings. The balance sheet will allow us to scale both asset and liability origination. It will allow us to broaden distribution channels and to accelerate strategic growth. We think that combining consistently growing earnings streams in (Technical Difficulty) and Athene’s operating earnings will create a real value. We think that the governance changes create strong alignment between multiple sets of parties as Marc and Jim both referenced earlier.

In terms of the dividend, we plan to set the dividend at a fixed rate of $1.60 per share, which will grow with earnings that will yield around 3% of today’s stock price that the dividend remains a headwind for Athene today, so this alleviates that. And we believe that in addition to being available for S&P inclusion, this also makes us more earnable by yield funds which need more steady dividend payments for ownership. Better flow, $30 billion market cap, more liquid, more trading efficiency and then from a ratings perspective, we believe the benefits of the transaction will be viewed as a credit positive.

So with that, I’ll turn the call back to the operator for questions.

Questions And Answers

Operator

(Operator Instructions) Our first question comes from Alex Blostein with Goldman Sachs.

Q - Alexander Blostein {BIO 15412167 <GO>}

Great. Good morning, everybody. Thanks for taking the questions. I guess, I was hoping we could start with some of the strategic merits of the deal. Apollo has been clearly very instrumental to grow in Athene over the years and vice versa. The two businesses were already very aligned. So maybe you could spend a minute on how does this transaction accelerate growth of the combined business relative to what was already possible in the prior structure?

A - Marc Rowan {BIO 1457142 <GO>}

So, this is Marc and I’ll start with — start and Jim Belardi, you can weigh-in if I miss something along the way. I come back to what the limiter of growth is for both businesses. The limiter of growth, in my opinion, is the ability to source assets that provide excess return, everywhere across the risk-reward spectrum. We have, as you alluded to, made tremendous progress as partners with us owning 35% and Athene owning a chunk of Apollo in launching platforms, in launching products. But that does not mean it has been easy or there are not inefficiencies of structure. And so if you think about how we will come to market, first, we have an expanded capital base. Second, we have an aligned

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

need to expand the origination across the risk-reward spectrum. And on a go forward basis, rather than worrying about who owns the platform, this is about where the platform can be optimized. What is the most efficient way to own the platform? Should it be owned by Apollo and its LPs? Should it be owned inside the insurance company?

There is a tremendous amount of plumbing [ph] that we’ve dealt with over the past decade to enable us to do this and this removes all the friction points. And this is, in my opinion, one of the key benefits. The second really relates to coordination. There are certain businesses where we have not necessarily been able to lean in as much as we would have in separate businesses, things that might have been good for Apollo but okay for Athene or okay for Athene but not so good for Apollo or not its priority. We are on a combined basis. We should focus on that, which moves the business forward to the greatest degree for the benefit of both. Jim, if you want to add anything?

A - James Belardi {BIO 16440022 <GO>}

No, the only other thing I’d add is, it’s about a year ago when we did the stock swap transaction with Apollo where they more or less doubled their economic ownership of Athene, one of the driving forces for that — of that transaction for Athene was to eliminate the dual share-class system we had and be a candidate for the S&P 500.

I think our candidacy has been weighed down by the stock market reaction to our operating performance meaning we didn’t have a big enough market cap. Athene-Apollo combined is a prime candidate for the S&P 500. I think it’s going to be a financial juggernaut going forward and a big market cap. And I would think ratings improvements are in the offing over time and so that will be another, I think, big impetus to better stock price performance as well if getting into the S&P 500.

Thank you. Your next question comes from Glenn Schorr with Evercore.

Operator

Q - Glenn Schorr {BIO 1881019 <GO>}

Hi, thanks very much. So I take very seriously the words that you used to talk about investment in an insurance, not an investment in insurance business, not building a conglomerate. And I definitely get the positives that you’ve outlined in the deal. What I want to try to talk through is, I think investors are used to companies increasing their mix in whatever they believe to be, lower capital-intensive businesses, higher growth businesses, business — businesses that command higher multiples and there’s some of this as the opposite of that. So the question that is going through my mind is, how do we talk to the market about, if Athene is able to find another decent size deal, insurance is going to be half this Company.

So, I believe in the positives except it feels to some people that this is an alternative investment firm that owned an insurance arm, that’s now flipping, that it’s going to be half and half insurance and private equity. So how do we break that mould of thinking?

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

{BIO 1457142 <GO>}

A - Marc Rowan

I’m happy to take that Glenn, and thank you for the punchy headline early this morning. It’s just the proof that we actually read what you write. But let me start with the following. The business of insurance is a big term. Athene is in the spread business, meaning that they primarily fund themselves with fixed annuities or FABNs or other forms of credit that have an identifiable cost of funds. And their job is to invest in assets that provide a spread to that cost of funds. The key missing ingredient is about the ability to earn yield. Apollo’s business as an asset manager is not limited by capital. Capital is plentiful. That’s not every day in every strategy, but as a general rule, it is the ability to earn return.

So I start with, we are both facing the same limiter on growth and we are both putting our shoulder against new products, new origination and expanding the front end of our business as the key. The second is what I alluded to in my presentation, we are going to make and derive as much value from each of the scarce assets as we possibly can. And the third comes to the importance of Athene, empowering the limited partner and other distribution side of our asset management business.

Now let me turn to insurance and address capital specifically. Athene generates sufficient capital to fund itself on an ongoing basis. We’ve hit critical mass. We’ve hit escape velocity. Athene has not raised equity since it’s gone public and yet it is tripled in size. What — those who are not as familiar with the business, don’t — may not know is that as a result of the track record and as a result of the discipline and as a result of what I showed through the chart, which is the ability to earn 15% cash-on-cash unlevered, which is not that unique — which is not that available in today’s world, we have been able to generate outside funds, we call them ADIP. But think of it as a sidecar to Athene’s business, that sidecar is a limited partner fund that funds the insurance companies growth should it find an interesting transaction. That comes because we are aligned with our limited partners and because they know that we’re not here just to grow AUM, we’re here to actually produce excess return and create 15% cash-on-cash returns inside of the insurance company.

When you put the entire system together, Glenn, this is about asset management. SunAmerica was about asset management as well. This transaction is an asset management transaction where Athene is the largest client and essentially enables us to eat our own cooking side by side with our limited partners, public vehicles, retail investors and capital markets’ investors. Let me stop there.

Operator

Thank you. Your next question comes from Erik Bass with Autonomous Research.

Q - Erik Bass {BIO 19920101 <GO>}

Hi, thank you. The first question, can you just talk about how you arrived at 16.5% premium for Athene shareholders?

A - Marc Rowan {BIO 1457142 <GO>}

Company Name: Apollo Global Management Inc Company Ticker: APO US Equity Date: 2021-03-08

So I can — I’ll do my best. So as you might imagine, Apollo has represented on Athene’s Board. Once a proposal was made, Apollo needed to recuse itself. And ultimately the independent Board of Athene negotiated the transaction, signed off by their lawyers and financial advisors. And on the Apollo side, signed off by our independent Board and financial advisors.

Operator

Thank you. This is all the time we have for questions today. I’d like to turn the call back over to Peter Mintzberg for closing remarks.

A - Peter Mintzberg {BIO 22032830 <GO>}

Thank you, operator, and thanks again for joining us today. If you have any additional questions, please feel free to follow-up with Noah Gunn or me. Have a good day.

Operator

Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect and have a wonderful day.

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Monday, March 8, 2021

Athene Alert

To: VP+

Early this morning, Athene announced it has entered into a definitive agreement to merge with Apollo. This merger of two strong businesses positions both for growth, while largely continuing to operate as they do today. The stronger capital base and complete alignment will allow the combined company to rapidly scale asset and liability origination, broaden distribution channels and act as a leading global solutions provider. (See the news release for details.)

A joint investor call will be held this morning at 7:30 a.m. CT at (insert link).

In addition, we are sending an email to all employees about this announcement (contents below) and will be planning an all-employee meeting later this week. In the meantime, employee questions can be submitted on Athene Share here. To help you answer questions, we’ve also attached a list of talking points and a Q&A for leaders.

I realize it is early in the morning and we weren’t able to provide notice, but please review this information as soon as possible. Even after this agreement is announced, there will still be a period of transition. The two things that are essential to make a transition like this successful are open communications and strong leadership. Thank you in advance for your leadership today and beyond.

Sincerely,

Jim Belardi

CEO

Athene Holding

——————————

Monday, March 8

Athene Alert from Jim Belardi

Athene and Apollo Agree to Merger

Early this morning, Athene announced it has entered into a definitive agreement to merge with Apollo. This merger of two strong businesses positions both for growth, while largely continuing to operate as they do today. The stronger capital base and complete alignment will allow the combined company to rapidly scale asset and liability origination, broaden distribution channels and act as a leading global solutions provider. The transaction is subject to shareholder, regulatory and other approvals and currently is expected to close in January 2022. (See the news release for details.)

The merger will focus on coordination across Apollo and Athene, not consolidation, and our firm’s leaders, day-to-day management, team structure and operational business model will remain the same. The combined company will be led by incoming Apollo CEO Marc Rowan. Athene will continue to be led by me and our current management team. Our plans to build a market-leading annuity franchise centered on product expertise, customized solutions and commitment to the markets and communities in which we do business – continues – with promise of continued growth and opportunity. This business is something all of you helped to create, and this merger is a validation of our tremendous success. We will be planning an all-employee meeting later this week to share information and answer questions. In the meantime, employee questions can be submitted on Athene Share here. We will do all we can to offer specifics as early as possible.

Until then, we must continue to focus on serving our pension, flow and retail annuity businesses and deliver on our commitments. I want to thank you again for all you have done and continue to do for our company. This is a fantastic opportunity for Athene as we continue our growth story. I am confident the best is yet to come for Athene!

Sincerely,

Jim Belardi

CEO

Athene Holding

Talking Points and Q&A for Leaders	For internal use only
March 8, 2021

Athene and Apollo to Merge

Talking Points

•	Today, Athene and Apollo announced a plan to merge.

•	This merger of two strong businesses positions both for growth, while largely continuing to operate as they do today.

•

The stronger capital base and complete alignment will allow the combined company to rapidly scale asset and liability origination, broaden distribution channels and act as a leading global solutions provider.

•	The transaction is subject to regulatory and other approvals and currently is expected to close in January 2022.

•	The merger will focus on coordination across Apollo and Athene, not consolidation, and our firm’s leaders, day-to-day management, team structure and operational business model will remain the same.

•	The combined company will be led by incoming Apollo CEO Marc Rowan. Athene will continue to be led by CEO Jim Belardi with our current management team and full workforce.

•

Our plans to build a market-leading annuity franchise centered on product expertise, customized solutions and commitment to the markets and communities in which we do business – continues—with promise of continued growth and opportunity.

•	This business is something all of you helped to create, and this merger is a validation of our tremendous success.

•	We will be hosting an all-employee meeting later this week to share information and answer questions. Employee questions can be submitted on Athene Share here.

•	In the meantime, we must continue to focus on serving our pension, flow and retail annuity businesses and deliver on our commitments.

•	Watch your normal channels of communication (Athene Share, flat panels, etc.) for updates in the coming months.

1

Employee Q&A

Does today’s announcement change our focus between now and the close of the deal?

Our plans to build a market-leading annuity franchise centered on product expertise, customized solutions and commitment to the markets and communities in which we do business – continues – with promise of continued growth and opportunity. Our work continues as business as usual, focusing on serving our pension, flow and retail annuity businesses and deliver on our commitments.

What about our plans for new product launches? Are those plans on hold?

It is important we continue with business as usual during this time. Our current plans for new product launches, Financial Institutions distribution expansion and other business growth should continue.

Should we keep working on projects where we have invested time and resources?

Our current leadership team will continue to establish priorities and allocate resources based on business needs. At this point, everything is business as usual so we will need to stay the course on current projects and continue driving progress forward.

When will we know the impact on each functional area and each employee?

Today, the companies – Athene and Apollo – agreed on the terms of the transaction, so there is much more work to be done in gaining shareholder and regulatory approvals and establishing the planned operations for the future.

Both leadership teams from Athene and Apollo will be involved in the process. We expect we will know more during the coming months, but it may take 9 to 12 months before all the details of this transaction will be worked out. That said, this transaction is not about downsizing, rather this is about merging two strong franchises that will largely continue to operate as they do today.

The key benefits of the merger will be derived from increased coordination and alignment, not consolidation. The merger is not predicated on synergies of personnel or cost savings, and the combined company expects to grow its workforce commensurate with growth of the business.

Will there be layoffs? To what extent?

The merger will focus on coordination across Apollo and Athene, not consolidation, and our firm’s leaders, day-to-day management, team structure and operational business model will remain the same.

The key benefits of the merger will be derived from increased coordination and alignment, not consolidation. The merger is not predicated on synergies of personnel or cost savings, and the combined company expects to grow its workforce commensurate with growth of the business.

2

Why will it take so long to close the deal?

It is not unusual for transactions like this to take at least 9 to 12 months to complete as all parties work through operational details and to gain shareholder and regulatory approvals.

Will the names of the companies change?

At closing, Athene and Apollo will each become subsidiaries of a new parent company created by Apollo. We will retain our name, and there will be no change to our platform or operational business model. Our plans to build a market-leading annuity franchise centered on product expertise, customized solutions and commitment to the markets and communities in which we do business – continues—with promise of continued growth and opportunity.

Will Athene keep all of its offices open?

There are no plans to close any Athene offices at this time – as we continue to run our business as usual.

Will the New York operations continue? Will we continue to maintain an office there?

There are no plans to close any Athene offices at this time – as we continue to run our business as usual.

Will the benefits and programs offered by Athene continue? (i.e. healthcare benefits, 401(k) match, PTO, VTO, United Way, employee stock purchase program, etc.)

What we can tell you right now is that there will be no change to our benefits and programs through the close of the transaction. At this time we don’t know if there will be any changes after the close, but if there are, we will let you know as soon as possible.

As far as our corporate social responsibility initiatives, we will continue to play an active role in the communities where our employees live and work.

What will happen to shares in Athene?

Shares you own in Athene will be converted into shares of the combined company based on the exchange ratio in the merger.

What will happen to the ESPP?

The ESPP will continue through the close of the transaction and will then be terminated. Further details about this will be communicated as we approach the closing. Any shares you purchase under the ESPP between now and the close will be converted into shares of the new combined company based on the exchange ratio in the merger.

3

How will our distribution relationships be impacted?

We will continue to build on the successful distribution relationships we have in our various channels. Our focus on serving our customers well does not change, as our business operations will continue as usual.

What resources are available to me if I have concerns?

Questions can be submitted to Corporate Communications and Human Resources via Athene Share here.

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